EXHIBIT 99.3

GENTERRA CAPITAL INC.

106 Avenue Road, Toronto, Ontario, M5R 2H3

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of GENTERRA CAPITAL INC. (the "Corporation") will be held at the Courtyard by Marriott, 231 Carlingview Drive, Toronto, Ontario, Canada on Tuesday, March 15, 2011 at the hour of 9:00 a.m., local time, for the following purposes:

1.	To elect Directors;

2.	To appoint Auditors;

3.	To authorize the Directors to fix the remuneration of the auditors; and

4.	To transact such further and other business as may properly come before the meeting or any adjournment or adjournments thereof.

DATED at Toronto, this 28th day of January, 2011.

BY ORDER OF THE BOARD OF DIRECTORS

Signed “Fred A. Litwin”

FRED A. LITWIN
PRESIDENT

NOTES:

(1)	ONLY HOLDERS OF COMMON shares of the Corporation of record at the close of business on January 14, 2011 (the "Record Date") will be entitled to vote at the meeting.

(2)
Shareholders of the voting class of shares who are unable to be present personally at the meeting are requested to sign and return, in the envelope provided for that purpose, the accompanying form of proxy for use at the meeting.